EXHIBIT 1

PRESS RELEASE – September 8, 2009

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Plan to Eliminate Gold Hedges

Launches $3 Billion Public Equity Offering

Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) announced today that it has entered into an agreement with a syndicate of underwriters, led by RBC Capital Markets, Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Scotia Capital Inc., for a bought deal public offering for gross proceeds of approximately $3.0 billion representing 81.2 million common shares of Barrick at a price of $36.95 per share.

Barrick intends to use $1.9 billion of the net proceeds to eliminate all of its fixed priced (non-participating) gold contracts (the “Gold Hedges”) within the next 12 months and approximately $1.0 billion to eliminate a portion of its floating spot price (fully participating) gold contracts (the “Floating Contracts”). A $5.6 billion charge to earnings will be recorded in the third quarter as a result of a change in accounting treatment for the contracts.

Barrick has made this strategic decision to gain full leverage to the gold price on all future production due to:

•

an increasingly positive outlook on the gold price. The Company expects global monetary and fiscal reflation will be necessary for years to come, resulting in an increased risk of higher inflation and a future negative impact on the value of global currencies; and

•	continuing robust gold supply/demand fundamentals.

In addition, Barrick believes that the Gold Hedges and the Floating Contracts were adversely impacting the Company’s appeal to the broader investment community and hence, its share price performance.

“The gold hedge book has been a particular concern among our shareholders and the broader market which we believe has obscured the many positive developments within the Company. As a result of today’s decision, we have addressed that concern and maintained our financial flexibility,” said Aaron Regent, President and Chief Executive Officer. “With the industry’s largest production and reserves, Barrick provides exceptional leverage to the gold price, which we expect will be further enhanced as we build our new generation of low cost mines.”

When in full production, Buzwagi, Cortez Hills, Pueblo Viejo and Pascua-Lama are expected to collectively contribute about 2.6 million ounces of production at lower total cash costs than the current Barrick profile. Mr. Regent added: “Against a backdrop of higher gold prices, we expect to see significant margin expansion and cash flow growth.”

For 2010, Barrick expects production to grow to 7.7-8.1 million ounces at lower total cash costs than 2009.

BARRICK GOLD CORPORATION	PRESS RELEASE

As of September 7, 2009, Barrick’s Gold Sales Contracts, which are comprised of the Gold Hedges and the Floating Contracts, totaled 9.5 million ounces with a mark-to-market (“MTM”) position of negative $5.6 billion.

As of Sept. 7, 2009(1)	Gold Hedges	Floating Contracts	Total
Ounces (millions)	3.0	6.5	9.5

($ billions)
MTM	(1.9)	(3.7)	(5.6)
Use of net proceeds from offering(2)	1.9	1.0	2.9
Remaining MTM	–	(2.7)	(2.7)

(1)	Based on a spot price of $993 per ounce.
(2)	Reflects no exercise of over allotment option.

Barrick’s Gold Hedges consisted of 3.0 million ounces of fixed price contracts where Barrick does not participate in gold price movements. These contracts have a negative MTM position of $1.9 billion as of September 7, 2009. Under the terms of the Gold Hedges, Barrick could purchase gold in the open market or deliver physical gold into these contracts in order to terminate them. Within the next 12 months, Barrick expects that, on an opportunistic basis, it will purchase these ounces in the open market and/or deliver gold from its own production in a manner which will seek to minimize the cost of settlement. These ounces will then be delivered against the Gold Hedges in order to terminate them. The cost of eliminating a Gold Hedge is approximately equal to the MTM position of that contract at the time of its elimination. A $10 per ounce increase or decrease in the spot price will result in an increase or decrease in the MTM position of $30 million on 3.0 million ounces of Gold Hedges. In addition, the MTM position is also impacted by changes in US dollar interest and gold lease rates but such impact is not material when compared to the impact of the change in the gold price.

In addition, the Company has 6.5 million ounces of Floating Contracts where Barrick fully participates in gold price movements. Accordingly, the current $3.7 billion negative MTM position of the Floating Contracts does not change with gold prices. The obligation under the Floating Contracts is economically similar to a fixed US dollar obligation. No activity in the gold market is required to settle the Floating Contracts.

The remaining balance of the Floating Contracts (after application of the net proceeds of this offering not applied to eliminate the Gold Hedges) with a MTM position of negative $2.7 billion will be compared to alternative sources of debt financing and is expected to be repaid or refinanced to the extent that more attractive sources of debt capital are available. The Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 5%. The MTM position of the Floating Contracts is impacted by changes in US dollar interest rates but such impact is not material when compared to the impact of the change in the gold price on the Gold Hedges.

To date, the Gold Sales Contracts have been accounted for as “normal sales” under US GAAP, wherein the impact is recorded in Barrick’s financial statements as revenue on delivery of gold production under the contracts at the contracted price. Contracts were not recorded as assets or liabilities on the balance sheet prior to delivery and the MTM position has been regularly disclosed on a quarterly basis in the Company’s Management Discussion and Analysis. In light of the Company’s decision to eliminate the contracts, the current negative MTM position of $5.6 billion will be recorded on the balance sheet as a liability with a corresponding charge to earnings in the third quarter of 2009. Until elimination, any changes in the MTM from quarter to quarter will be recorded in the Company’s income statement. The MTM liability will be extinguished as the contracts are eliminated,

BARRICK GOLD CORPORATION	PRESS RELEASE

and all settlements will flow through operating cash flow. Settlements are expected to occur subsequent to the end of the third quarter of 2009.

Unaudited Balance Sheet Information (US$ billions) At June 30 2009	Actual	Adjusted
Assets
Cash and cash equivalents	2.0	2.0	(1)
Other Assets	23.3	23.3
Total Assets	25.3	25.3
Liabilities
Long Term Debt	5.1	5.1
Floating Contracts	–	2.7	(2)
Other Liabilities	3.6	3.6
Total Liabilities	8.7	11.4
Equity
Capital Stock	13.4	16.3	(3)
Other equity	3.2	(2.4	)(4)
Total Equity	16.6	13.9
Total Equity and Liabilities	25.3	25.3
Off-Balance Sheet Gold Hedges and Floating Contracts	5.6	–

(1) Assuming that $1.9 billion of the net proceeds from this offering are used to eliminate Barrick’s Gold Hedges and $1.0 billion are used to eliminate Floating Contracts.

(2) Represents the estimated settlement obligation to close out the remaining Floating Contracts.

(3) Reflects net proceeds of $2.9 billion and no exercise of the over allotment option.

(4) Other equity includes retained earnings (deficit), accumulated other comprehensive loss and non-controlling interests. The “adjusted” amount reflects a post-tax charge of approximately $5.6 billion attributable to the intended use of the net proceeds from this offering.

Barrick’s common shares outstanding are expected to increase from approximately 873 million shares to approximately 954 million shares (966 million shares if the over allotment option is exercised in full).

The common shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system. The Company has also granted the underwriters an over allotment option, exercisable for a period of 30 days after closing, to purchase up to an additional 12.18 million common shares at the offering price. The gross proceeds of the public offering will be approximately $3.0 billion ($3.45 billion if the over allotment option is exercised in full).

Barrick has filed a registration statement (including a prospectus) with the SEC in respect of the public offering. Before you invest, you should read the prospectus in that registration statement and other documents Barrick has filed with the SEC for more complete information about Barrick and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets toll-free at 212-428-6670, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, J.P. Morgan Securities Inc. at 718-242-8002 or Scotia Capital Inc. at 212-225-6851.

Barrick Gold Corporation’s vision is to become the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

BARRICK GOLD CORPORATION	PRESS RELEASE

INVESTOR CONTACT: Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	MEDIA CONTACT: Vincent Borg Executive Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue’, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE